Exhibit 99.1

DEBT CONVERSION AGREEMENT

THIS DEBT CONVERSION AGREEMENT (this “Agreement”) is made and entered into as of October 8, 2021 by and between Bone Biologics Corporation, a Delaware corporation (the “Company”), and Hankey Capital, LLC (“Purchaser”).

RECITALS

A. Purchaser has made advances to the Company in the aggregate amount of $12,767,894 (the “Advances”) evidenced by convertible notes as well as pursuant to credit facilities. To secure the obligations of the Company under the Advances, the Company issued to Purchaser shares of its Common Stock (the “Collateral Shares”).

B. The Company is engaging in an underwritten public offering of shares of its Common Stock and warrants to purchase Common Stock (the “Public Offering”). In connection with the Public Offering, the Company will effect a reverse split of one-to-2.5 (the “Reverse Split”).

C. On the terms and subject to the conditions of this Agreement, Purchaser desires to convert the Advances, together with accrued interest thereon in the amount of $2,054,039 (the “Accrued Interest”), for shares of the Common Stock of the Company at a conversion rate of $2.50 per share on a post Reverse Split basis.

NOW, THEREFORE, with reference to the foregoing facts, the Company and the Purchaser agree as follows:

AGREEMENT

1. Conversion of Advances and Accrued Interest and Cancellation of Collateral Shares. The Company hereby agrees to issue to Purchaser an aggregate of 5,928,774 shares (the “Shares”) of Common Stock of the Company, and the Purchaser hereby agrees to convert the Advances and Accrued Interest into the Shares. The number of Shares has been determined based upon dividing the outstanding Advances and Accrued Interest by $2.50, which is the applicable conversion price post Reverse Spit. The Company agrees to instruct its transfer agent to issue the Shares to Purchaser promptly upon closing of the Public Offering. It is understood that any additional accrued interest on the Advances shall be paid by the Company in cash at the closing of the Public Offering. Additionally, Purchaser agrees to cancel and return to the Treasury of the Company an aggregate of 9,361,702 shares of Common Stock on a post Stock Split basis representing all of the Collateral Shares. The conversion of the Advances and Accrued Interest and cancellation of the Collateral Shares shall occur concurrently with the closing of the Public Offering and is conditioned thereon.

2. Representations and Warranties of the Purchaser. Purchaser hereby represents and warrants to, and agrees with, the Company as follows:

2.1 Purchaser understands that: (a) the Shares are not registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws; (b) the issuance and sale of the Shares is intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) thereof and the provisions of Regulation D promulgated thereunder, based, in part, upon the representations, warranties and agreements of the Purchaser contained in this Agreement.

2.2 Purchaser is acquiring the Shares solely for the Purchaser’s own account for investment and not with a view to resale or distribution thereof, in whole or in part.

2.3 Purchaser must bear the substantial economic risks of the investment in the Shares indefinitely, because none of the Shares may be sold, assigned, transferred, hypothecated or otherwise encumbered or disposed of unless subsequently registered under the Securities Act and applicable state securities laws or any exemption from such registration is available. Legends shall be placed on the Shares to the effect that they have not been registered under the Securities Act or applicable state securities laws. In addition, appropriate notations thereof will be made in the Company’s books, and stop transfer instructions will be placed with the transfer agent of the Shares.

2.4 Purchaser has adequate means of providing for such Purchaser’s current financial needs and foreseeable contingencies and has no need for liquidity of the investment in the Shares for an indefinite period of time.

2.5 PURCHASER UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK.

2.6 Purchaser is an “accredited investor” under Regulation D under the Securities Act.

3. Miscellaneous

3.1 This Agreement constitutes the entire agreement between Purchaser and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

3.2 Purchaser’s representations and warranties made in this Agreement shall survive the execution and delivery hereof and delivery of the Shares.

3.3 This Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

3.4 Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Agreement.

3.5 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware relating to contracts entered into and to be performed wholly within such State.

3.6 Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

Bone Biologics Corporation

By:
Name:	Jeffrey Frelick
Its:	Chief Executive Officer

PURCHASER:
Hankey Capital, LLC

By	: Don Hankey, Manager

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